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	October 7, 2011	MOSCOW
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VIA EDGAR

Mr. Larry Greene

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Registration Statement (333-176637) of
Prospect Capital Corporation (the “Company”)

Dear Mr. Greene:

We are in receipt of comments provided by you on October 6, 2011 (the “Comment Letter”) to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”).

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement.

The Company’s responses to the comments are set forth below.  For ease of reference, a summary of each comment is set forth in italics and followed by the corresponding response.

General

1.  The shelf includes units which are unspecified combinations of other securities.  Please add an undertaking to the effect that the Fund will not sell any units until after the Fund has filed a reviewable post-effective amendment under §8(c) of the Securities Act and each such filing has been accelerated by the staff.

The Company has included the following undertaking in Item 34 of the Registration Statement:

“The Registrant undertakes that it will not sell any units consisting of combinations of securities that have not previously been described in a registration statement of the Registrant or an amendment thereto that was subject to review by the Commission and that subsequently became effective.”

Later related disclosure captioned “Description of Our Units” states that: “We may issue units comprised of one or more of the other securities described in this prospectus in any combination.  Each unit may also include debt obligations of third parties, such as U.S. Treasury securities.  Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit.  Thus, the holder of a unit will have the rights and obligations of a holder of each included security.”  Explain to the staff whether, to your knowledge, other funds or entities have offered similar units, whether such other units have been offered off the shelf, whether the units will be offered at below net asset value, whether such offerings will involve a pooling of interests, whether the Fund may be subject to any continuing liability to holders of such units, whether the units will be rated, whether the third party securities may include derivatives, commodities or structured products, and the material risks related to the various groupings of underlying securities, including any market or liquidity risks.

To the Company’s knowledge, no other business development company has offered similar units; however, Ares Capital Corporation has included similar units in its new registration statement (and pre-effective amendments 1 and 2 to such registration statement).  Some types of units are in fact expressly referred to in the 1940 Act, such as units consisting of debt, preferred stock or common stock and warrants (see Section 61(a)(3)(A)).  Other types of units have not yet been devised.  The undertaking provided above will give the Staff the opportunity to review any new type of unit and the Registrant believes that further discussion at this time would be unproductive speculation.

Last of all, confirm that the unit agreement governing the units will be filed, clarify whether each unit issuance or unit series issuance will be based on a unique agreement, and that the applicable prospectus supplement will be updated to reflect the circumstances of each unit offering.

The Company will file each unit agreement governing the units in a post-effective amendment.  It is uncertain at this time whether any unit issuance or unit series issuance will be based on a unique agreement.  The applicable prospectus supplement will be updated to reflect the circumstances and terms of each unit offering.

Prospectus Cover

2.  The caption lists “Units” as one of the instruments to be offered under this registration statement.  Delete this disclosure or fully describe how the units fit within the capital structure requirements of §§18 and 61 of the 1940 Act.  Disclose all the terms and limitations.  Further, describe how these instruments are valued.

Any units offered will be structured to comply with Sections 18, 61 and 63 of the 1940 Act, which permit senior securities, warrants, options, rights and issuances of common stock below net asset value, subject to certain conditions and limitations.  For example, the Company may issue a unit that consists of debt and a warrant to decrease the interest rate it pays on the debt.  The unit would be a senior security under Sections 18 and 61 of the 1940 Act.  Inasmuch as specific types of units have not yet been identified and will be subject to further review, the Registrant believes it is not possible to discuss how particular types of units satisfy Sections 18 and 61.  Units would not be assets of the Registrant and consequently would not be valued.

3.  Disclosure in the first paragraph indicates that the Fund may offer various types of securities from time to time “in one or more offerings or series.”  Later disclosure captioned “Description of Our Capital Stock” states that: “Under our charter, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock, and to authorize the issuance of such shares, without obtaining stockholder approval.”  (Emphasis added.)  The Board may also increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Fund has authority to issue.  Disclose in the prospectus that the Fund will only take these actions consistent with §§18 and 61 of the 1940 Act.  Also summarize the basic limitations under these provisions.

The requested disclosure has been made to the Registration Statement under the caption “Description of Our Capital Stock.”

4.  The second paragraph discloses that the Fund may offer its shares at a discount to net asset value.  Disclose how much discount to net asset value was authorized by shareholders and how long this authority lasts.

The requested disclosure has been made to the Registration Statement on the prospectus cover.

Prospectus

5.  Disclosure captioned “Prospectus Summary — The Investment Adviser” states, in connection with discussing the payment of the investment advisory fee, that: “we have agreed to pay Prospect Capital Management investment advisory fees, which will consist of an annual base management fee based on our gross assets, which we define as total assets without deduction for any liabilities . . ..”  Is the advisory fee based upon both borrowings for leverage and all other Fund liabilities?  Revise the disclosure to exclude non-leverage borrowings, or disclose that the advisory fee increases as a result of any debt or liability.

The advisory fee is not based on borrowings for leverage or any other Fund liabilities and is not reduced by any indebtedness or liability.  Rather, the base fee is based on gross assets without deduction for any liability, and the incentive fee is based on income.  This is clearly stated in the text and adding either requested disclosure would be inaccurate.

6.  Disclose on the prospectus cover the matters discussed in the second and third sentences of the third paragraph under the sub-caption “The Offering,” which begins with the clause: “At our 2010 annual meeting, held on December 10, 2010, our stockholders approved . . ..”  The fourth sentence of that paragraph discusses the 2008 shareholder approval of the Fund’s ability to issue warrants, options and rights to acquire its common stock over an unlimited time period.  Confirm that the policy satisfies the various limitations of §61(a) of the 1940 Act, including the requirements that such issuance expire within ten years, that the exercise price be not less than current market value and that the resultant voting securities not exceed 25% of the Fund’s outstanding voting securities.

We have included the requested disclosure in response to your Comment 4.  The Company confirms that any issuance of securities pursuant to the 2008 authority would be consistent with the applicable limitations in Section 61(a) of the 1940 Act.

7.  Revise the fee table as follows:

i)  the Management Fee and Incentive Fee line items should be presented with one total, however, that item may have two components,

The requested amendment has been made to the Registration Statement in the Fees and Expense table.

ii)  the three interest payment line items should appear as sub-totals of an item; we suggest “Leverage/Interest Expense,”

The requested amendment has been made to the Registration Statement in the Fees and Expense table.

iii)  revise Footnote 5 to indicate, if accurate, that the Fund has no intent to borrow more than the $400 million referenced therein in the upcoming year,

The Company may increase its line of credit under the credit facility; however, it has no current intentions to.  Also, the current disclosure states that there are “no plans … in place to borrow the full amount under [the] line of credit.”  The Company believes that such disclosure is sufficient to satisfy your concern.

iv)  with respect to Footnote 6, explain why the Fund annualized the incentive fees paid for the fourth fiscal quarter, e.g., was the fee higher or lower during that period, and

The footnote incorrectly stated that the advisory fee was the fourth fiscal quarter annualized.  The advisory fee in the table is the advisory fee for the fiscal year ended June 30, 2011.  The disclosure has been revised accordingly.

v.  with respect to the Fund’s ability to issue preferred, add a line item regarding preferred expenses, estimating such expenses for the upcoming year, or add a statement that the Fund has no intent to issue preferred during the year.

The Company has revised the disclosure per your request and stated that it has no intent to issue preferred stock during the year in first paragraph under the caption “Fees and Expenses.”

8.  The sub-caption “Risk Factors — Most of our portfolio investments are recorded at fair value . . .” indicates that a significant portion of the Fund’s portfolio will be illiquid.  Disclose the Fund’s liquidity policy, including, if applicable, the minimum amount that must be invested in liquid securities.

The Company does not have a policy that requires any portion of its assets to be held in liquid securities or cash.

9.  The caption “Description of Our Debt Securities” discloses that: “The description below is a summary with respect to future debt securities we may issue and not a summary of the Notes.  Please see ‘Business—General—Notes’ for a description of the Notes.”  Explain to the staff why these discussions are separated in this manner.

The “Notes” referred to in the Registration Statement collectively include the $150 million in aggregate principal amount of 6.25% Convertible Senior Notes due 2015 and the $172.5 million in aggregate principal amount of 5.5% Convertible Senior Notes due 2016.  Since the Notes were not offered under a shelf registration statement and were privately offered, the Company believes that the separation is valid so that investors will not confuse publicly issued debt with the privately issued Notes.

10.  The prospectus states that the Fund will file the form of the indenture with the SEC prior to the commencement of any debt offering, at which time the form of indenture would be publicly available.  File the indenture as a pre-effective amendment to this registration statement and advise the staff when the Fund will file a Form T-1.

The form of indenture was filed with the Registration Statement as Exhibit D(2) and the Form T-1 is filed with this Pre-Effective Amendment No. 1 to the Registration Statement as Exhibit D(5).

*              *              *              *              *

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (212) 735-2482.

Sincerely,

/s/ Richard Prins
Richard Prins